August 4, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention: Mara L. Ransom
                    Lisa M. Kohl
                    Daniel Porco

Re: ServiceSource International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 7, 2014
File No. 001-35108

Ladies and Gentlemen:

We are responding to the comments contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") addressed to Michael A. Smerklo, Chief Executive Officer of ServiceSource International, Inc. (the "Company"), dated July 21, 2014 (the "Comment Letter") regarding the above referenced Annual Report on Form 10-K for fiscal year ended December 31, 2013 (the "Form 10-K").

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response.

Item 1. Business, page 1

Customers, page 6
1.

We note your disclosure on page 6 that one customer accounted for more than 10% of your revenues in 2011, 2012, and 2013. In future filings, please disclose the name of this customer. Furthermore, please discuss your dependence on this customer, and any material impact that losing such customer would have on your business. Please refer to Item 101(c)(1)(vii) of Regulation S-K. Please provide us with your proposed disclosure.

Securities and Exchange Commission
August 4, 2014

The Company respectfully notes that VMware, Inc. is the customer that has accounted for more than 10% of the Company's revenues in 2011, 2012 and 2013, and that the Company had disclosed VMware by name on page 57 of the Form 10-K in the notes to the financial statements. In response to the Staff's comment, the Company will include the name of any greater than 10% revenue customers in the Business section of the Company's future reports on Form 10-K. For example, applying this change in disclosure to the Form 10-K for 2013, the Company would state that: "VMware, Inc. represented 14%, 13% and 12% of our revenue in 2013, 2012 and 2011, respectively."

The Company also notes that the Company has included a risk factor on page 13 of the Form 10-K which notes that "The loss of one or more of our key customers could slow our revenue growth or cause our revenue to decline." This risk factor goes on to discuss the revenue concentration of the Company on its top ten customers and its top customer, and the risk of a significant decrease in the Company's revenue should it lose or change the contract terms with any of these customers. The Company respectfully notes that it will continue to include this risk factor in its Form 10-K so long as such concentration exists to disclose the risk of a loss of the top customers.

Item 7. Management's Discussion and Analysis of Financial Condition..., page 31

Adoption of Software-as-a-Service Solutions, page 34
2.

We note your disclosure on page 34 that you intend to significantly increase your investment in Renew OnDemand and that this, along with other investments, will impact your profitability and cash flows in future periods. Additionally, we note your Chief Executive Officer's statements during the Q4 2013 Earnings Conference Call held on February 6th, 2014 that you are amidst a shift in strategy that is focused more on subscription services than managed services. In future filings, please further discuss this shift, the corresponding investments, and any such impact on your profitability and cash flows. In doing so, quantify to the extent practicable the anticipated amounts of investments and how this shift in focus will affect future financial results. Please provide us with your proposed disclosure.

The Company respectfully notes that since the filing of the Form 10-K, the Company's overall corporate strategy has evolved and requires an update to the Management's Discussion and Analysis sections specifically "Factors Affecting our Performance" and "Results of Operations." On July 31, 2014, during our Q2 2014 Earnings Conference Call, our Chief Executive Officer discussed five elements of our new corporate strategy. Among these elements the Company intends to focus on achieving improved scale and profitability in the Cloud and Business Intelligence segment, which includes sales from the Renew OnDemand product. In addition, the Company aims at reducing overall spend through cost containment efforts. As a result, the future incremental investments in Renew OnDemand as discussed in our 2013 Form 10-K are not expected.

Securities and Exchange Commission
August 4, 2014

We supplementally inform the Staff that in response to the Staff's comment, we intend to include the following disclosure in the Management's Discussion and Analysis of Financial Condition and Result of Operations:

Establishment of "Software-as-a-Service" Business unit. Within the software industry, there is a growing trend toward providing software to customers using a software-as-a-service ("SaaS") model. Under this model, SaaS companies provide access to software applications to customers on a remote basis, and provide their customers with a subscription to use the software, rather than licensing software to their customers.

We have two SaaS-based applications that we develop and support -Renew OnDemand (our purpose-built SaaS offering to manage and maximize recurring revenue) and Scout (our Saas offering to help companies with predictive analytics for recurring revenue).  Our Research and development costs are primarily related to these two SaaS based applications, we intend to maintain customer support, training and professional service organizations to support deployments of our solutions. Our current spending incorporates a level of investment required for development of our products and are targeted at improving the tools and infrastructure that will make the product easier to deploy and support in the future. We believe that the level of effort to deploy and maintain these applications will decline over time, due to product development investments made this year to improve the application layer of the solutions and to improve the underlying database architecture and reduce the overall cost of our cloud infrastructure. As a result, we expect costs to remain flat for the remainder of 2014 and rise more slowly or at the same pace as revenue growth in future years.

* * * * *

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 4, 2014

Please contact the undersigned at (415) 901-6030, if you have any questions or require further information regarding this matter.

/s/ Ashley F. Johnson
Ashley F. Johnson
Chief Financial Officer

cc: Matthew Goldberg, ServiceSource International, Inc.
      Steve Cakebread, Director and Chair of the Audit Committee
      Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
      Danny Wallace, PricewaterhouseCoopers LLP